PROSPECTUS	Filed pursuant to Rule 424(b)(4) Registration No. 333-235599

Issuance of up to 1,750,000 Ordinary Shares upon the Conversion of Convertible Debentures

This prospectus relates to the offer and sale, from time to time, of up to 1,750,000 ordinary shares of China Xiangtai Food., Co., Ltd. (the “Company”, “we”, “us’ and “our”) by the stockholder named in the section of this prospectus entitled “Selling Stockholder”. The ordinary shares being offered by the selling stockholder may be issued upon the conversion of convertible debentures, as amended on December 18, 2019, (and accrued interest thereon) issued pursuant to a securities purchase agreement that we entered into with the selling stockholder on November 22, 2019 (the “Securities Purchase Agreement”).

We are not selling any ordinary shares in this offering, and we will not receive any proceeds from the sale of shares by the selling stockholder.

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “PLIN”. On January 15, 2020, the last reported sale price of our ordinary shares on the Nasdaq Capital Market was $4.00 per share, and on January 15, 2020, we had 22,094,027 ordinary shares outstanding.

The selling stockholder may offer all or part of the shares for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices.

This prospectus provides a general description of the securities being offered. You should this prospectus and the registration statement of which it forms a part before you invest in any securities.

Investing in our ordinary shares involves substantial risks. See “Risk Factors” beginning on page 6 of this prospectus to read about important factors you should consider before purchasing ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 21, 2020.

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You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by or on our behalf. Neither we, nor the selling stockholder, have authorized any other person to provide you with different or additional information. Neither we, nor the selling stockholder, take responsibility for, nor can we provide assurance as to the reliability of, any other information that others may provide. The selling stockholder is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus or such other date stated in this prospectus, and our business, financial condition, results of operations and/or prospects may have changed since those dates.

Except as otherwise set forth in this prospectus, neither we nor the selling stockholder has taken any action to permit a public offering of these securities outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of these securities and the distribution of this prospectus outside the United States.

Conventions Used in this Prospectus

In this prospectus, unless otherwise specified or the context otherwise requires:

•	“$,” “US$” and “U.S. dollar” each refers to the United States dollar; and

•	“RMB” refers to the Renminbi, the official currency of China.

Except where the context otherwise requires, “we”, “us”, “our company”, “Company” and “our” refer to:

•	China Xiangtai Food Co., Ltd., a Cayman Islands exempted company (“Xiangtai Cayman” or the “Company” when individually referenced);

•	WVM Inc., a British Virgin Islands company (“Xiangtai BVI” when individually referenced)

•	CVS Limited (“Xiangtai HK” when individually referenced), a Hong Kong company that is a wholly owned subsidiary of Xiangtai BVI;

•	Chongqing Jinghuangtai Business Management Consulting Co., Ltd. (also known as “重庆精煌泰企业管理咨询有限公司”) “Xiangtai WFOE” when individually referenced), a PRC wholly foreign-owned enterprise and a wholly owned subsidiary of Xiangtai HK;

•	Guangan Yongpeng Food Co., Ltd. (also known as “广安勇鹏食品有限公司”) (“GA Yongpeng” when individually referenced), a PRC company and a wholly owned subsidiary of Xiangtai WFOE;

•	Chongqing Penglin Food Co., Ltd. (also known as “重庆鹏霖食品有限公司”) (“CQ Penglin” when individually referenced), a PRC company and a variable interest entity (“VIE”) contractually controlled by Xiangtai WFOE;

•	Chongqing Pengmei Supermarket Co., Ltd. also known as “重庆鹏美超市有限公司”) (“CQ Pengmei” when individually referenced), a PRC company and a wholly owned subsidiary of Xiangtai WFOE;

•	Xiangtai WFOE, CQ Penglin, GA Yongpeng and CQ Pengmei are collected referred to as the “PRC entities” hereafter.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere, or incorporated by reference, in this prospectus. Because this is only a summary, it does not contain all the information that may be important to you. You should read the entire prospectus carefully, especially “Risk Factors” and “Operating and Financial Review and Prospects” in the following documents which we incorporate by reference:

•	our Annual Report on Form 20-F for the fiscal year ended June 30, 2019, filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 6, 2019 (the “2019 Annual Report”)

and our consolidated financial statements and related notes and other information incorporated by reference in this prospectus, before deciding to invest in our ordinary shares.

Our Company

China Xiangtai Food Co., Ltd. is a Cayman Islands exempted company and conducts business in China through subsidiaries and a variable interest entity in China. We are primarily a pork processing company that has operations across key sections of the industry value chain, including slaughtering, packing, distribution, wholesale, and retail of a variety of fresh pork meat and parts. We are committed to provide consumers with high-quality, nutritious and tasty products through our portfolio of trusted and well-known brands and to drive consumption trends, while setting a high industry standard in product quality and food safety. We match supply with demand and benefit from the strong industry trends in China.

Maintaining the highest industry standards for food safety, product quality and sustainability is one of our core values. We have food circulation permits and national industrial production certificates. We have strict quality control systems in each segment of our value chain, from production through sales and distribution. These objectives are grounded in our sustainability program, which focuses on key areas such as animal care, employee welfare, the environment, food safety and quality, helping communities and value creation.

We purchase live hogs through distributors who purchase hogs from local hog farms located in different cities in southern China. We use an automated standard modern production line to slaughter the hogs and pack the fresh pork and byproducts. We deliver the fresh pork to local distributors who then resell the fresh pork to smaller distributors and individual vendors from the local farmers’ market. We also purchase fresh, chilled and frozen pork, beef, lamb, chicken, duck, and rabbit meat from external distributors. We process some fresh pork, beef, lamb, chicken, duck, and rabbit meat into processed products. We sell fresh, chilled and frozen pork, beef and lamb, and processed meat products at our supermarket and to other local grocery stores in Chongqing. We have received many awards and honors including "Honest and Trustworthy Seller", “Annual Sales Star”, “Best Partner,” and “First Place in Fresh Grocery” from New Century Department Store, “Industrial Leading Enterprise” from Chongqing City Fuling District government, and “Vice President Entity” from Chongqing Tongchuan Chamber of Commerce. We won these awards and honors because we have had a close and successful working relationship with big supermarkets and department stores, have effectively discharged our sales and marketing effort, and penetrated deep into the meat market in Chongqing City.

Through the acquisition of Pengmei, consummated in July 2018, we currently operate one supermarket in Chongqing that offers a variety of products, including meats, fish and seafood, fresh produces, frozen foods, breads and bakery products, alcoholic and nonalcoholic beverages, housewares products, house-clean products and laundry products. Pengmei used to operate two supermarkets since November 2017. One of the supermarkets has temporarily stopped operation since August 2018 due to landlord’s failure to meet the fire safety requirements. We have filed a lawsuit against the landlord for breach of the store operating lease agreement. We expect this supermarket to be re-opened soon after the fire safety requirements are met.

We work closely with online retailers and plan to launch our online sales channel this year.

We have approximately 175 employees. In our slaughterhouse and processing facility, we have a standardized and automatic production line for hog slaughtering and meat packing. We also have meat processing rooms and standardized freezers to process and store processed meat product. Additionally, we have established environment protection facilities, such as sewage treatment, harmless treatment and incineration treatment.

Recent Developments

Securities Purchase Agreement

On November 22, 2019, we entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an accredited investor to place convertible debentures, as amended on December 18, 2019, (each a “Convertible Debenture” and collectively, the “Convertible Debentures”) with a maturity date of twelve months after the issuance thereof in the aggregate principal amount of up to $5,000,000, provided that in case of an event of default, the Debentures may become at the debenture holder’s election immediately due and payable. The initial closing occurred on November 22, 2019 when we issued the first Debenture for $2,000,000. The second closing occurred on December 30, 2019 when we issued the second Debenture in an amount of $2,000,000. The third closing of a Debenture in an amount of $1,000,000 shall occur on or about March 21, 2020. The Debentures bear interest at the rate of 5% per annum.  In addition, we must pay to an affiliate of the debenture holder a fee equal to 4% of the amount of each Debenture at each closing and a one-time due diligence and structuring fee of $15,000 at the first closing.

The debenture holder may convert a Debenture in its sole discretion at any time on or prior to maturity at the lower of $5.06 or 93% of the average of the four lowest daily VWAPs during the 10 consecutive trading days immediately preceding the conversion date, provided that the conversion price may never be less than $3.00. The holder may not convert any portion of a Debenture if such conversion would result in the holder beneficially owning more than 4.99% of our then issued and ordinary shares, provided that such limitation may be waived by the holder with 65 days’ notice.

Any time after the issuance of a Debenture that the daily VWAP is less than $3.00 for a period of 10 consecutive trading days (each such occurrence, a “Triggering Event”) and only for so long as such conditions exist after a Triggering Event, we shall make monthly payments beginning on the 30th day after the date of the Triggering Event. Each monthly payment shall be in an amount equal to the sum of (i) the principal amount outstanding as of the date of the Triggering Event divided by the number of such monthly payments until maturity, (ii) a redemption premium of 10% during the six month after the issuance of a Debenture of 20% thereafter in respect of such principal amount and (iii) accrued and unpaid interest hereunder as of each payment date. We may, no more than twice, obtain a thirty-day deferral of a monthly payment due as a result of a Triggering Event through the payment of a deferral fee in the amount equal to 10% of the total amount of such monthly payment. Each deferral payment may be paid at our option either in (i) cash or (ii) if the conversion price on the date of the payment is above $3.00 and such shares issued will be immediately freely tradable shares in the hands of the holder, by the issuance of such number of shares as is equal to $3.00.

Corporate Information

We are a Cayman Islands exempted company and conduct business in China through subsidiaries and variable interest entity in China. Our principal office is located at Xinganxian Plaza, Building B, Suite 19-1, Lianglukou, Yuzhong District, Chongqing, People’s Republic of China 400800, telephone number +86 (023) 86330158.

We maintain a website at www.drespace.cn/PLIN where general information about us is available. Investors can obtain copies of our filings with the Securities and Exchange Commission, or SEC, from this site free of charge, as well as from the SEC website at www.sec.gov. Except for these documents incorporated by reference that are accessible on our website, we are not incorporating the contents of our website into this prospectus.

Implications of Being an Emerging Growth Company

We qualify as and elect to be an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include, but not limited to:

•	Reduced disclosure about the emerging growth company’s executive compensation arrangements in our periodic reports, proxy statements and registration statements; and

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. Except for our consolidated balance sheets, which we include for the fiscal years ended June 30, 2018 and 2019, we have decided to include three years of audited financial statements and three years of related management’s discussion and analysis of financial condition and results of operations disclosure for the fiscal years ended June 30, 2017, 2018 and 2019.

Implication of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports or provide periodic and current reports as frequently, as a domestic public company;

•	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Implication of Being a “Controlled Company”

We are, and will remain, following this offering, to be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are, and will be, a “controlled company” as defined under the Nasdaq Stock Market Rules as long as our majority shareholder, Zeshu Dai, our CEO and Chairwoman (who is deemed to beneficially own her shares through China Meitai Food Co., Ltd.), owns and holds more than 50% of our outstanding ordinary shares. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

•	an exemption from the rule that a majority of our board of directors must be independent directors;

•	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors upon closing of the offering.

The Offering

Ordinary shares offered by selling stockholder	1,750,000 ordinary shares, issuable to a selling stockholder pursuant to the Securities Purchase Agreement upon the conversion of the Convertible Debentures and accrued interest thereon

Voting rights	One vote per ordinary share

Selling stockholder	YA II PN, Ltd. See “Selling Stockholder”

Ordinary shares outstanding	22,094,027 ordinary shares

Ordinary shares outstanding after the offering

23,844,027 ordinary shares, assuming a selling stockholder converts the Convertible Debentures (and accrued interest thereon) into 1,750,000 ordinary shares being registered in the registration statement of which this prospectus forms a part and that no other ordinary shares are issued prior to then

Nasdaq Capital Market symbol	PLIN

Discount	The Convertible Debentures are convertible by the selling stockholder upon issuance. The conversion price will the lesser of (i) $5.06 and (ii) 93% of the four lowest daily volume weighted average prices of the Company’s ordinary shares (as reported by Bloomberg) (“VWAP”) during the 10 consecutive trading days immediately preceding the date of such conversion, but in no event will the conversion price be less than $3.00.

Amortization Payment:	If, any time after the issuance of the first Convertible Debenture, the daily VWAP is less than $3.00 for a period of 10 consecutive trading days, the holder may elect to have the Convertible Debenture repaid in monthly payments. We may, up to twice, delay this payment by delivering to the holder ordinary shares equal to 10% of the total amount of such monthly payment. Each deferral payment may be paid at our option either in (i) cash or (ii) if the conversion price on the date of the payment is above $3.00 and such shares issued will be immediately freely tradable shares in the hands of the holder, by the issuance of such number of shares as is equal to $3.00.

Interest Rate:	The rate of interest on the Convertible Debentures will be 5% per annum.

Use of Proceeds	We will not receive any proceeds from the sale of shares by the selling stockholder. As of the date hereof, we received $4,000,000 from the sale of two Convertible Debentures to the selling stockholder under the Securities Purchase Agreement (prior to accounting for due diligence and structuring fees of $15,000 and commitment of $160,000). On or about March 21, 2020, we will receive up to another $1,000,000 from the sale of a Convertible Debenture to the selling stockholder. These proceeds will be used for general corporate and working capital or other purposes that our Board of Directors deems to be in our best interest. As of the date of this prospectus, we cannot specify with certainty the particular uses for the net proceeds we may receive. Accordingly, we will retain broad discretion over the use of these proceeds, if any.
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Risk Factors	The exercise of the Warrants and the acquisition of our ordinary shares involve substantial risks. See “Risk Factors” in this prospectus and under “Item 3. Key Information—D. Risk factors” in the 2019 Annual Report, incorporated by reference herein, and other information included or incorporated by reference in this prospectus for a discussion of factors you should carefully consider before investing in our ordinary shares.

Dividend policy	We have never paid or declared any cash dividends on our shares, and we do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. See “Dividend Policy.”

RISK FACTORS

You should carefully consider the risks incorporated by reference in this prospectus before making an investment decision. You should also consider the matters described below and in “Risk Factors” in “Item 3. Key Information—D. Risk factors” in the 2019 Annual Report, and all of the information included or incorporated by reference in this prospectus before deciding whether to purchase our ordinary shares. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks or uncertainties. In that case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment. The risks also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

We do not currently have sufficient funds to repay our outstanding notes.

On June 30, 2019, we had approximately $7,918,749 outstanding loans and interest due and only $3,216,005 of cash or cash equivalents on hand. As of such date, we were not in a position to repay the principal and interest on our outstanding loans. The funds we receive from the additional sales of convertible debentures will be less than the amounts that will become due on them. If the selling stockholder does not elect to convert the Convertible Debentures, we will not have sufficient funds to repay the principal and interest due on such notes, and we will be forced to raise additional funds (which, if possible, may not be on acceptable terms), sell assets (which may not be possible) or cease operations.

The conversion of the Convertible Debentures or future sales of our ordinary shares may further dilute the ordinary shares and adversely impact the price of our ordinary shares.

As of January 15, 2020, our transfer agent had recorded 2,239,027 of our ordinary shares as unrestricted and freely tradable. If the selling stockholder converts the Convertible Debentures (and accrued interest thereon), up to an additional 1,750,000 shares (approximately 7.34% of our issued and outstanding shares on the date hereof) will be unrestricted and freely tradeable. If the holders of our free trading shares wanted to make a profit on their investment (or if they wish to sell for a loss), there might not be enough purchasers to maintain the market price of our ordinary shares on the date of such sales. Any such sales, or the fear of such sales, could substantially decrease the market price of our ordinary shares and the value of your investment.

We have a limited trading history.

On August 14, 2019, our ordinary shares began trading on the Nasdaq Capital Market. Prior to that, there was no public market for our ordinary shares. Since then, we have never exceeded our initial public offering price of $5.00 and out trading volume is lighter than most other Nasdaq Capital Market listed companies. Our trading history might never improve in terms of price or volume. We cannot guarantee that our ordinary shares will remain quoted on the Nasdaq Capital Market.

MARKET AND INDUSTRY DATA

This prospectus and the documents incorporated by reference herein contain industry, market and competitive position data that are based on industry publications and studies conducted by third parties as well as our own internal estimates and research. These industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this prospectus, including, without limitation, statements regarding our future results of operations and financial position, business strategy, transformation, strategic priorities and future progress, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “project,” “believe,” “estimate” or “predict” “or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of important factors that could cause actual results to differ materially from those in the forward-looking statements, including the factors described in the sections entitled “Risk Factors” and/or “Operating and Financial Review and Prospects” in the 2019 Annual Report incorporated by reference herein. Because forward-looking statements are inherently subject to risks and uncertainties, you should not rely on these forward-looking statements as predictions of future events. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

MARKET PRICE AND TRADING HISTORY

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “PLIN”. The following table sets forth, for the periods indicated, the high and low bid prices of our ordinary shares on the Nasdaq Capital Market as reported by Yahoo Finance.

	Market Price Per Share
Monthly:	High	Low
August 14, 2019 to August 31, 2019	$6.00	$4.10
September 1, 2019 to September 30, 2019	$5.00	$4.15
October 1, 2019 to October 31, 2019	$4.90	$4.29
November 1, 2019 to November 31, 2019	$4.60	$4.01
December 1, 2019 to December 31, 2019	$4.28	$3.51

The last reported sales price for our ordinary shares on the Nasdaq Capital Market as of January 15, 2010 was $4.00 per share. As of January 15, 2020, we had 22,094,027 shares of $0.01 par value ordinary shares issued and outstanding. Our Transfer Agent is Securities Transfer Corporation, 2901 N Dallas Parkway, Suite 380, Plano, Texas 75093.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholder. As of the date hereof, we received $4,000,000 from the sale of a Convertible Debenture to the selling stockholder under the Securities Purchase Agreement (prior to accounting for the one-time due diligence and structuring fees of $15,000 and a fee equal to 4% of the amount of each Convertible Debenture at each closing). On or about March 21, 2020, we will receive up to another $1,000,000 from the sale of Convertible Debentures to the selling stockholder. These proceeds will be used for general corporate and working capital or other purposes that our Board of Directors deems to be in our best interest.  As of the date of this prospectus, we cannot specify with certainty the particular uses for the net proceeds we may receive.  Accordingly, we will retain broad discretion over the use of these proceeds, if any.

Amount of Proceeds from Sale of Convertible Debentures

On or about March 21, 2020, we will have sold an aggregate of $5,000,000 of Convertible Debentures. In connection with those sales, we will have paid $200,000 in commitment fees to the selling stockholder as well as a due diligence fee of $15,000 for net proceeds of $4,785,000. We may be required to make additional payments to the selling stockholder. These additional fees could total $1,518,403, in which case we would have net proceeds from the sale of the Convertible Debentures equal to $3,096,250. The following table set out the payments we have made and may have to make in connection with the sale of $5,000,000 of Convertible Debentures.

Commitment Fee (1)	$200,000
Interest Payments (2)	$250,000
Due Diligence Fee	$15,000
Redemption Premium (3)	$1,000,000
Maximum Triggering Date Deferral Fee (4)	$518,403
Total:	$1,983,403

(1)	We pay the selling stockholder a commitment fee of 4% of the principal amount of each Convertible Debenture at the time of issuance.
(2)	Each Convertible Debenture matures one year from its issuance and bears interest at a rate of 5% per annum.
(3)	We are required to pay a redemption premium in two circumstances. If we redeem the Convertible Debentures, we must pay a redemption fee equal to 10% of the principal amount being redeemed during the period ending on May 22, 2020 or 20% of the principal amount being redeemed thereafter. Alternatively, we are required to make monthly payments after the issuance of a Debenture if the daily VWAP is less than $3.00 for a period of ten consecutive trading days (the “Triggering Date”). Each monthly payment shall be in an amount equal to the sum of (i) the principal amount outstanding as of the Triggering Date divided by the number of such monthly payments until maturity, (ii) a redemption premium of 10% of the principal amount being redeemed during the period ending on May 22, 2020 or 20% of the principal amount being redeemed thereafter. The maximum value of both redemption premiums is $1,000,000.
(4)	If there is a Triggering Date, we may, no more than twice, obtain a thirty-day deferral of a monthly payment due as a result thereof through the payment of a deferral fee in the amount equal to 10% of the total amount of such monthly payment. The maximum value of the Triggering Date deferral fees is $518,403.

We have not made, and do not need to make, any payments to any affiliate of the selling stockholder, or any person with whom the selling stockholder has a contractual relationship.

The following sets forth upon the issuance of $5,000,000 of Convertible Debentures, the gross proceeds paid or payable to us in connection with our issuance of the Convertible Debentures, all payments that have been made or that may be required to be made by us in connection with the issuance of the Convertible Debentures, our resulting net proceeds and the combined total possible profit to be realized as a result of any conversion discounts regarding the ordinary shares underlying the Convertible Debentures.

Gross proceeds to the Company	$5,000,000

All payments that have been made or that may be required to be made by the Company to the selling stockholder in the first year of the Convertible Debentures	$1,983,403

Net proceeds to the Company if we make all such payments to the selling stockholder	$3,016,597

All payments that have been made or that may be required to be made by the Company to the selling stockholder in the first year of the Convertible Debentures as a percentage of net proceeds	41%

The combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the Convertible Debentures (1)	$1,823,500

The combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the Convertible Debentures as a percentage of net proceeds	38%

(1)	As calculated in “Selling Stockholder - Potential Profits to Selling Stockholder” using the date of issuance as the conversion date for the first tranche and December 9, 2019 for the other tranches. The actual profit as a result of the conversion discount cannot be calculated until conversion as the conversion price depends on market conditions at and before conversion, and it may be significantly greater.

SELLING STOCKHOLDER

The ordinary shares being offered by the selling stockholder are those issuable to the selling stockholder upon conversion of the Convertible Debentures. We are registering the ordinary shares in order to permit the selling stockholder to offer the shares for resale from time to time. Except for the ownership of the Convertible Debentures and entry into the Securities Purchase Agreement, the selling stockholder has not had any material relationship with us within the past three years.

The table below lists the selling stockholder and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of the ordinary shares held by the selling stockholder. The second column lists the number of ordinary shares beneficially owned by the selling stockholder as of January 15, 2020, assuming conversion of the Convertible Debentures but not taking account of any limitations on conversion and exercise set forth therein.

The third column lists the ordinary shares being offered by this prospectus by the selling stockholder and does not take in account any limitations on conversion of the Convertible Debentures set forth therein.

The fourth column assumes the sale of all of the shares offered by the selling stockholder pursuant to this prospectus.

Under the terms of the Convertible Debentures and the Securities Purchase Agreement, the selling stockholder may not convert the Convertible Debentures and we may not exercise the puts under the Securities Purchase Agreement to the extent (but only to the extent) such selling stockholder or any of its affiliates would beneficially own a number of ordinary shares which would exceed 4.99% of the total ordinary shares issued and outstanding as of the execution date of the Securities Purchase Agreement. The number of shares in the second column reflects these limitations. The selling stockholder may sell all, some or none of its shares in this offering.  See “Plan of Distribution”.

Name of Selling Stockholder	Number of Ordinary shares Owned Prior to Offering	Maximum Number of Ordinary shares to be Sold Pursuant to this Prospectus (2)	Number of Ordinary shares Owned After Offering	Which May Be Sold in This Offering As A Percentage of Currently Outstanding Shares (3)	Percentage of Ordinary shares Owned After the Offering (4)
YA II PN, LTD. (1)	0	1,750,000	0	7.34%	0%

(1)	YA II PN, Ltd. (“YA”) is the investor under the Securities Purchase Agreement. Yorkville Advisors Global, LP ("Yorkville LP") is YA II PN, Ltd.’s. investment manager and Yorkville Advisors Global II, LLC ("Yorkville LLC") is the General Partner of Yorkville LP. All investment decisions for YA are made by Yorkville LLC's President and Managing Member, Mr. Mark Angelo. The address of YA is 1012 Springfield Avenue, Mountainside, NJ 07092, Attention: Mark Angelo, Portfolio Manager.

(2)	Includes ordinary shares underlying the Convertible Debentures that may held by the selling stockholder that are covered by this prospectus, including any such securities that, due to contractual restrictions, may not be exercisable if such conversion or put would result in beneficial ownership greater than 4.99%.

(3)

Assumes that the total number of our issued and outstanding ordinary shares remains unchanged at 22,094,027 prior to the issuance of the ordinary shares underlying the Convertible Debentures.  If all of the shares are sold pursuant to this offering and the total number of our issued and outstanding ordinary shares otherwise remains unchanged at 22,094,027, such shares sold in this offering shall equal approximately 7.34% of the then issued outstanding ordinary shares.

(4)	Assumes that the selling stockholder sells all of the ordinary shares underlying the Convertible Debentures offered pursuant to this prospectus.

Additional Selling Stockholder Information

Number of Shares outstanding prior to the Convertible Debentures transaction held by persons other than the Selling stockholder, affiliates of the Company, and affiliates of the selling stockholder	22,094,027
Number of Shares registered for resale by the selling stockholder or affiliates of the selling stockholder in prior registration statements	0
Number of Shares registered for resale by the selling stockholder or affiliates of the selling stockholder that continue to be held by the selling stockholder or affiliates of the selling stockholder	0
Number of Shares that have been sold in registered resale transactions by the selling stockholder or affiliates of the selling stockholder	0
Number of Shares registered for resale on behalf of the selling stockholder or affiliates of the selling stockholder in the current transaction	1,750,000

Potential Profits to Selling Stockholder

The table below sets out that the total possible profit that the selling stockholder can realize as a result of the conversion discount for the securities underlying the Convertible Debentures is $1,823,500. For the purposes of this table we have used November 22, 2019 as the date of sale for the first $2,000,000 Convertible Debenture and December 30, 2019 as the date of sale for the second $2,000,000 Convertible Debenture. For your convenience, we used January 15, 2020 as the date of sale for the $1,000,000 of Convertible Debenture that could be issued and sold at the third closing as the conversion price on the date of sale of those notes is not currently known.

	$2,000,000 of Convertible Debentures (1)	$2,000,000 of Convertible Debentures (2)	$1,000,000 of Convertible Debentures (3)
Closing market price per share of the underlying securities on date of issuance	$4.2050	3.9000	4.000

Conversion price per share securities on date of issuance	$3.8705	3.7380	3.5155

Total possible shares to be received in connection with the conversion of the securities at such conversion price (4)	700,000	700,000	350,000

Combined market price of the total number of underlying shares (4)	$2,943,500	2,730,000	1,400,000

Total possible shares to be received and the combined conversion price of the total number of shares	$2,100,000	$2,100,000	$1,050,000

Total possible discount to the market price as of the date of sale of the secured Convertible Debentures (2)	$0.3345	0.1620	0.4845

Total possible profit that could be realized as a result of the conversion discount as of the date of sale of the secured Convertible Debentures	$843,500	630,000	350,000

(1)	This Convertible Debenture was issued on November 22, 2019.

(2)	This Convertible Debenture was issued on December 30, 2019.

(3)	This Convertible Debenture is to be issued on or about March 21, 2020. As we cannot calculate the conversion price and do not know the conversion price for this future date, for your convenience we have estimated the amounts in this column using that information as of January 15, 2020. The actual conversion price on the date of issuance of these notes may differ.

(4)	Includes interest of 5%.

If at any time 93% of the average of the 4 lowest daily VWAP’s during the 10 consecutive trading days immediately preceding a conversion date is greater than $5.06, then the conversion price will be fixed at $5.06. In that case, the total possible profit that the selling stockholder can realize on a per share basis will be equal to the market price at such time minus the conversion price of $5.06. There is no upper limit on the potential profit that the selling stockholder can realize in such cases.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board of Directors may deem relevant.

Under our articles of association and the Companies Law (as amended) of the Cayman Islands (the “Cayman Islands Companies Law”), we may only pay dividends (A) out of profits, (B) out of our share premium account, provided that we are able to pay our debts as they fall due in the ordinary course of business immediately after the dividend payment.

If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries. Dividend distributions from our PRC subsidiaries to us are subject to PRC taxes, such as withholding tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China.

EXCHANGE RATE

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. (www.federalreserve.gov).

Period Ended	High Rate	Low Rate	Period End Rate	Average Rate
2016	6.9580	6.4480	6.9430	6.6400
2017	6.9575	6.4773	6.5063	6.7569
2018	6.9737	6.2649	6.8755	6.6090
2019	7.1786	6.6822	6.9618	6.9081
January	6.8708	6.6958	6.6958	6.7863
February	6.7907	6.6916	6.7112	6.7119
March	6.7381	6.6916	6.7112	6.7119
April	6.7418	6.6870	6.7347	6.7161
May	6.9182	6.7319	6.9027	6.8519
June	6.9298	6.8510	6.8977	6.8211
July	6.8927	6.8487	6.8833	6.8775
August	7.1628	6.8972	7.1543	7.0629
September	7.1786	7.0659	7.1477	7.1137
October	7.1473	7.0379	7.0379	7.0961
November	7.0389	6.9766	7.0308	7.0199
December	7.0609	6.9618	6.9618	7.0137

DESCRIPTION OF ORDINARY SHARES

China Xiangtai Food Co., Ltd. was incorporated on January 23, 2018 under the Cayman Islands Companies Law. As of the date of this prospectus, we are authorized to issue 50,000,000 ordinary shares of $0.01 par value per share. As of January 15, 2020, there are 22,094,027 ordinary shares issued and outstanding.

Our memorandum and articles of association do not permit a director to decide what compensation he or she will receive. All decisions about director compensation will be recommended by the compensation committee, and approved by the Board of Directors as a whole, both acting only when a quorum of members is present.

The following are summaries of the material provisions of our memorandum and articles of association and the Cayman Islands Companies Law, insofar as they relate to the material terms of our ordinary shares. Copies of our memorandum and articles of association are filed as exhibits to the registration statement of which this prospectus is a part. As a convenience to potential investors, we provide the below description of Cayman Islands law and our Articles of Association together with a comparison to similar features under Delaware law.

General

Under our memorandum of association, we are authorized to issue 50,000,000 ordinary shares with a par value of $0.01 each. As of January 15, 2020, there are 22,094,027 ordinary shares issued and outstanding.

Each ordinary share in the Company confers upon the shareholder:

•	the right to one vote at a meeting of the shareholders of the Company or on any resolution of shareholders;

•	the right to an equal share in any dividend paid by the Company; and

•	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

Distributions

The holders of our ordinary shares are entitled to such dividends or other distributions as may be recommended by the board and authorized by shareholders subject to the Cayman Islands Companies Law and our memorandum and articles of association.

Shareholders’ voting rights

Any action required or permitted to be taken by the shareholders must be taken at a duly called annual or special meeting of the shareholders entitled to vote on such action and may be effected by a resolution of shareholders consented to in writing. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each ordinary share which such shareholder holds.

Election of directors

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. The laws of Cayman Islands, however, do not specifically prohibit or restrict the creation of cumulative voting rights for the election of our directors. Cumulative voting is not a concept that is accepted as a common practice in Cayman Islands, and we have made no provisions in our memorandum and articles of association to allow cumulative voting for elections of directors.

Meetings of shareholders

Any of our directors may convene a meeting of shareholders whenever they think fit. We must provide at least seven days’ written notice (exclusive of the day on which the notice is served or deemed to be served, but inclusive of the day for which the notice is given) of all meetings of shareholders, stating the time, place of the general meeting and, in the case of special business, the general nature of that business to shareholders whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors must convene a general meeting upon the written request of one or more shareholders holding at least 10% of our shares.

No business may be transacted at any general meeting unless a quorum is present at the time the meeting proceeds to business. One or more shareholders holding in the aggregate not less than one-third of the total issue share capital of the Company present in person or by proxy and entitled to vote shall be a quorum. If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week, at the same time and place and if, at the adjourned meeting, a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present shall be a quorum and may transact the business for which the meeting was called. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders.

A corporation that is a shareholder shall be deemed for the purpose of our articles of association to be present at a general meeting in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Meeting of directors

The management of our company is entrusted to our board of directors, who will make decisions by voting on resolutions of directors. Our directors are free to meet at such times and in such manner and places within or outside Cayman Islands as the directors determine to be necessary or desirable. A director must be given not less than 5 days’ notice of a meeting of directors. At any meeting of directors, a quorum will be present if at least two directors are present. If there is a sole director, that director shall be a quorum. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by a majority of the directors.

Protection of minority shareholders

We would normally expect Cayman Islands courts to follow English case law precedents, which would permit a minority shareholder to commence a representative action, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) the act complained of constitutes an infringement of individual rights of minority shareholders (such as the right to vote and pre-emptive rights), and (4) an irregularity in the passing of a resolution which requires a special or extraordinary majority of the shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new shares under either Cayman Islands law or our memorandum and articles of association.

Transfer of ordinary shares

Subject to the restrictions in our memorandum and articles of association and applicable securities laws, any of our shareholders may transfer all or any of his or her ordinary shares by written instrument of transfer signed by the transferor and containing the name of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any ordinary share without giving any reason.

Winding up

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the paid up capital at the commencement of the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid up capital, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively. If we are wound up, the liquidator may with the sanction of a special resolution and any other sanction required by the Cayman Islands Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not), and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator may also vest the whole or any part of these assets in trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Calls on ordinary shares and forfeiture of ordinary shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Repurchase of ordinary shares

We are empowered by the Cayman Islands Companies Law and our memorandum and articles of association to purchase our own shares, subject to certain restrictions and requirements. Our directors may only exercise this power on our behalf, subject to the Cayman Islands Companies Law, our memorandum and articles of association and to any applicable requirements imposed from time to time by the Nasdaq, the Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed. Under the Cayman Islands Companies Law, the repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or out of capital (including share premium account and capital redemption reserve). If the repurchase proceeds are paid out of our company’s capital, our company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Cayman Islands Companies Law no such share may be repurchased (1) unless it is fully paid up, (2) if such repurchase would result in there being no shares outstanding, or (3) if the company is being wound up and: (a) the terms of the repurchase provided for it to take place after the commencement of the winding up; or (b) during the period beginning on the date when the repurchase was to have taken place and ending with the commencement of the shares were to have been repurchased. In addition, under the Cayman Islands Companies Law, our company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

Modifications of rights

All or any of the special rights attached to any class of our shares may(unless otherwise provided by the terms of issue of the shares of that class) be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by not less than three-fourths of such shareholders of that class as may be present in person or by proxy at a separate general meeting of the holders of shares of that class.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by resolution of shareholders in the requisite majorities:

•	amend our memorandum of association to increase or decrease the maximum number of shares we are authorized to issue;

•	divide our authorized and issued shares into a larger number of shares; and

•	consolidate our authorized and issued shares into a smaller number of shares.

Inspection of books and records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional ordinary shares

Our memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Listing

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “PLIN”. On January 15, 2020, the last reported sale price per share for our ordinary shares on the Nasdaq Capital Market as reported was $4.00.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Securities Transfer Corporation, 2901 N Dallas Parkway, Suite 380, Plano, Texas 75093.

DIFFERENCES IN CORPORATE LAW

The Cayman Islands Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Islands Companies Law and the current Companies Act of England. In addition, the Cayman Islands Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Cayman Islands Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. The Cayman Islands Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, the Cayman Islands Companies Law contains statutory provisions that facilitate the reconstruction of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Islands Companies Law.

The Cayman Islands Companies Law also contains a statutory power of compulsory acquisition which may facilitate the "squeeze out" of dissenting minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits and Protection of Minority Shareholders. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Grand Court can be expected to apply and follow the common law principles (namely the rule derived from the seminal English case of Foss v. Harbottle and the exceptions thereto, which limits the circumstances in which a shareholder may bring a derivative action on behalf of the company or a personal action to claim loss which is reflective of loss suffered by the company) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following acts in the following circumstances:

•	a company acts or proposes to act illegally or ultra vires;

•	an act which, although not ultra vires, could only be effected duly if authorized by a more than a simple majority vote that has not been obtained; and

•	an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Any of our shareholders may petition the Grand Court which may make a winding up order if the Grand Court of the Cayman Islands is of the opinion that it is just and equitable that we should be wound up and cease doing business, which may occur on the basis that there has been a loss of substratum and/or misconduct by management. Alternatively, the Grand Court may make an order: (1) regulating the conduct of our affairs; (2) requiring us to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained we have omitted to do; (3) authorizing civil proceedings to be brought in our name and on our behalf by the shareholder petitioner on such terms as the Grand Court may direct; or (4) providing for the purchase of the shares of any of our shareholders by other shareholders or us and, in the case of a purchase by us, a reduction of our capital accordingly.

Generally, claims against us must be based on the general laws of contract or tort applicable in the Cayman Islands or individual rights as shareholders as established by our articles of association.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such indemnification may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from willful neglect or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company (among others) — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that English and Commonwealth courts are moving towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Under Cayman Islands law, a company may eliminate the ability of shareholders to approve matters by way of written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a general meeting without a meeting being held by amending the articles of association, which must be approved by a special resolution of shareholders.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

With respect to shareholder proposals, Cayman Islands law is essentially the same as Delaware law. Cayman Islands Companies Law does not provide shareholders with an express right to put forth any proposal before an annual meeting of the shareholders. However, our memorandum and articles of association provide that our board of directors must convene a meeting of shareholders upon the written request of one or more shareholders holding in the aggregate not less than one-tenth of the paid-up capital of the company as at the date of the requisition for which the meeting is requested within 21 days of receiving the written request.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded fewer protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the Company are required to comply with fiduciary duties which they owe to our company under Cayman Islands law, including the duty to ensure that, in their opinion, only such transactions entered into are in good faith in the best interests of the company, are entered into for a proper corporate purpose and not with the effect of perpetrating a fraud on the minority shareholders.

Dissolution; Winding up and Liquidation. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, the Grand Court has authority to order the winding up of the company in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so or if the company is unable to pay its debts as they fall due.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Alterations to our memorandum and articles of association may only be made by special resolution, meaning a majority of not less than two-thirds of votes cast at a shareholders’ meeting.

If at any time, our share capital is divided into different classes of shares, all or any of the rights attached to any class of shares may be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by not less than three-fourths of such holders of the shares of that class as may be present in person or by proxy at a separate general meeting of the holders of the shares of that class. The provisions of our articles of association relating to general meetings shall apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at the adjourned meeting shall be a person or persons together holding (or represented by proxy) on the date of the relevant meeting not less than one-third of the issued shares of that class, that every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

PLAN OF DISTRIBUTION

The ordinary shares held by the selling stockholder may be sold or distributed from time to time by the selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed on any stock exchange, market or trading facility on which the shares are traded or in private transactions. The sale of the selling stockholder’s ordinary shares offered by this prospectus may be effected in one or more of the following methods:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	transactions involving cross or block trades;

•	a purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	in privately negotiated transactions;
•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;
•	“at the market” into an existing market for the ordinary shares;
•	through the writing of options on the shares;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

In order to comply with the securities laws of certain states, if applicable, the shares of the selling stockholder may be sold only through registered or licensed brokers or dealers. In addition, in certain states, such shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

The selling stockholder may also sell the ordinary shares under Rule 144 promulgated under the Securities Act, if available, or any other exemption available under the Securities Act rather than under this prospectus. In addition, the selling stockholder may transfer the ordinary shares by other means not described in this prospectus.

The selling stockholder may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that the selling stockholder will attempt to sell ordinary shares in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling stockholder cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, it.

Brokers, dealers or agents participating in the distribution of the shares held by the selling stockholder as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholder and/or purchasers of the ordinary shares for whom the broker-dealers may act as agent.  The selling stockholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholder acquired the securities offered hereby in the ordinary course of business and has advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their ordinary shares, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of ordinary shares by the selling stockholder. If we are notified by the selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of ordinary shares, if required, we will file a supplement to this prospectus.

We may suspend the sale of shares by the selling stockholder pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

If the selling stockholder use this prospectus for any sale of the ordinary shares, it will be subject to the prospectus delivery requirements of the Securities Act.

Regulation M

The anti-manipulation rules of Regulation M under the Exchange Act of 1934, as amended (the “Exchange Act”) may apply to sales of our ordinary shares and activities of the selling stockholder.

We have advised the selling stockholder that while it is engaged in a distribution of the shares included in this prospectus it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this prospectus.

MATERIAL TAX CONSEQUENCES APPLICABLE TO U.S. HOLDERS OF OUR ORDINARY SHARES

The following sets forth the material Cayman Islands, Chinese and U.S. federal income tax consequences related to an investment in our ordinary shares. It is directed to U.S. Holders (as defined below) of our ordinary shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. Unless otherwise noted in the following discussion, this section is the opinion of Ortoli Rosenstadt LLP, our U.S. counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, and of AllBright Law Offices, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of Chinese tax law.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

Generally

China Xiangtai Food Co., Ltd. is an exempted company incorporated in Cayman Islands which is not currently subject to any Cayman Islands taxes. WVM, Inc. is a tax-exempt company incorporated in the British Virgin Islands. CVS Limited is subject to Hong Kong law. Xiangtai WFOE, CQ Penglin, and GA Yongpeng are subject to PRC laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

The State Administration of Tax issued a Public Notice, or Public Notice 16, on March 18, 2015, to further regulate and strengthen the transfer pricing administration on outbound payments by a PRC enterprise to its overseas related parties. In addition to emphasizing that outbound payments by a PRC enterprise to its overseas related parties must comply with arm’s-length principles, Public Notice 16 specifies certain circumstances whereby such payments are not deductible for the purpose of the enterprise income tax of the PRC enterprise, including payments to an overseas related party which does not undertake any function, bear any risk or has no substantial operation or activities, payments for services which do not enable the PRC enterprise to obtain direct or indirect economic benefits, or for services that are unrelated to the functions and risks borne by the PRC enterprise, or relate to the protection of the investment interests of the direct or indirect investor of the PRC enterprise, or for services that have already been purchased from a third party or undertaken by the PRC enterprise itself, and royalties paid to an overseas related party which only owns the legal rights of the intangible assets but has no contribution to the creation of such intangible assets. Although we believe all our related party transactions, including all payments by our PRC subsidiaries and consolidated affiliated entities to our non-PRC entities, are made on an arm’s-length basis and our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. We do not believe that China Xiangtai Food Co., Ltd. meets all of the conditions above. China Xiangtai Food Co., Ltd. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

However, if the PRC tax authorities determine that China Xiangtai Food Co., Ltd. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of China Xiangtai Food Co., Ltd. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that China Xiangtai Food Co., Ltd. is treated as a PRC resident enterprise.

Provided that the Company is not deemed to be a PRC resident enterprise, holders of our ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under SAT Circular 698 and Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698 and Circular 7, and we may be required to expend valuable resources to comply with SAT Circular 698 and Circular 7, or to establish that we should not be taxed under these circulars. See “Risk Factors — Risks Related to Doing Business in China — Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ordinary shares by a U.S. holder (as defined below) that holds our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, banks or other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, holders who will hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations with respect to the ownership and disposition of our ordinary shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under applicable United States Treasury regulations.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our ordinary shares.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is unclear, we intend to treat CQ Penglin and GA Yongpeng as being owned by us for United States federal income tax purposes, and we treat it that way, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of CQ Penglin and GA Yongpeng for United States federal income tax purposes, and based upon our income and assets and the value of our ordinary shares, we do not believe that we were a PFIC for the taxable years ended June 30, 2018, 2017 and 2016, and do not anticipate becoming a PFIC in the foreseeable future.

Assuming that we are the owner of CQ Penglin and GA Yongpeng for United States federal income tax purposes, although we do not believe that we were a PFIC for the taxable year ended June 30, 2018, 2017 and 2016 and do not anticipate becoming a PFIC in the foreseeable future, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unrecorded intangibles (which will depend upon the market value of our ordinary shares from time-to-time, which may be volatile). In estimating the value of our goodwill and other unrecorded intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unrecorded intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we determine not to deploy significant amounts of cash for active purposes or if we were treated as not owning CQ Penglin and GA Yongpeng for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder held our ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ordinary shares” is written on the basis that we will not be or become a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ordinary shares. Dividends received on the ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ordinary shares. (See “—People’s Republic of China Taxation”) In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term if the ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. U.S. holders are advised to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as PRC source.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ordinary shares. Under the PFIC rules:

•	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ordinary shares;

•	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

•	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election. Since we plan to have our ordinary shares listed on the Nasdaq, and provided that the ordinary shares will be regularly traded on the Nasdaq, a U.S. holder holds ordinary shares will be eligible to make a mark-to-market election if we are or were to become a PFIC. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ordinary shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election.

If a U.S. holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our ordinary shares may continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on our ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. holder owns our ordinary shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting

Certain U.S. holders may be required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ordinary shares. Each U.S. holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

LEGAL MATTERS

The legality and validity of the securities offered from time to time under this prospectus was passed upon by Mourant Ozannes. Ortoli Rosenstadt LLP is acting as counsel to our company regarding U.S. securities law matters. Certain legal matters as to PRC law will be passed upon for us by AllBright Law Offices. Ortoli Rosenstadt LLP may rely upon AllBright Law Offices with respect to matters governed by PRC law.

The current address of Mourant Ozannes is 94 Solaris Avenue, Camana Bay, Grand Cayman, KY1-1108 Cayman Islands. The current address of Ortoli Rosenstadt LLP is 366 Madison Avenue, 3rd Floor, New York, NY 10017. The current address of Allbright Law Offices is 11, 12/F, Shanghai Tower, No.501, Yincheng Middle Road, Pudong New Area, Shanghai 200120, P.R. China.

EXPERTS

The consolidated financial statements for the years ended June 30, 2019, 2018 and 2017, as set forth and incorporated by reference in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of Friedman LLP, an independent registered public accounting firm, given on their authority as experts in accounting and auditing. The current address of Friedman LLP is One Liberty Plaza, 165 Broadway, New York, New York 10006.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of Cayman Islands as an exempted company with limited liability. We are incorporated in Cayman Islands because of certain benefits associated with being a Cayman Islands entity, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

AllBright Law Offices, our counsel as to Chinese law, has advised us that there is uncertainty as to whether the courts of China would (1) recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

AllBright Law Offices has advised us that the recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with Cayman Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether a Chinese court would enforce a judgment rendered by a court in either of these two jurisdictions.

We have been advised by Mourant Ozannes, our counsel as to Cayman Islands law, that the United States and Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters(other than in relation to arbitral awards) and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, may not be enforceable in the Cayman Islands. We have also been advised by Mourant Ozannes that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt at common law in the Grand Court.

INFORMATION INCORPORATED BY REFERENCE

We “incorporate by reference” certain documents we have filed with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and any information contained in this prospectus or in any document incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained in any prospectus supplement or free writing prospectus provided to you by us modifies or supersedes the original statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to be a part of this prospectus. The following documents filed with the SEC are hereby incorporated by reference in this prospectus:

•	our Current Report on Form 6-K, furnished to the SEC on April 1, 2019;

•	our Current Report on Form 6-K, furnished to the SEC on June 4, 2019;

•	our Current Report on Form 6-K, furnished to the SEC on June 25, 2019;

•	our Current Report on Form 6-K, furnished to the SEC on August 14, 2019;

•	our Current Report on Form 6-K, furnished to the SEC on August 14, 2019;

•	our Current Report on Form 6-K, furnished to the SEC on August 15, 2019;

•	the 2019 Annual Report;

•	our Current Report on Form 6-K, furnished to the SEC on November 25, 2019;

•	our Current Report on Form 6-K furnished to the SEC on December 19, 2019; and

•	our Current Report on Form 6-K furnished to the SEC on January 7, 2020.

You may access the documents incorporated by reference on our website at www. www.drespace.cn/PLIN/sec.html. Additionally, upon request, we will provide, without charge, to each person who receives this prospectus, a copy of any or all of the documents incorporated by reference (other than exhibits to the documents that are not specifically incorporated by reference in the documents). Please direct written or oral requests for copies to us at Xinganxian Plaza, Building B, Suite 19-1, Lianglukou, Yuzhong District, Chongqing, People’s Republic of China 400800 or by emailing us at ir@cqplinfood.com.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the informational requirements of the Exchange Act, applicable to foreign private issuers. We, as a “foreign private issuer”, are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we anticipate filing with the SEC, within 4 months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also anticipate furnishing semi-annual reports on Form 6-K containing unaudited interim financial information for the first two quarters of each fiscal year, within 6 months after the end of such quarter.

This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities we are offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, where our SEC filings are also available. The address of the SEC's web site is http://www.sec.gov.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our by-laws require us to indemnify any of our officers or directors, and certain other persons, under certain circumstances against all expenses and liabilities incurred or suffered by such persons because of a lawsuit or similar proceeding to which the person is made a party by reason of a his being a director or officer of the Company or our subsidiaries, unless that indemnification is prohibited by law. We may also purchase and maintain insurance for the benefit of any officer which may cover claims for which we could not indemnify a director or officer. We have been advised that in the opinion of the Securities and Exchange Commission, indemnification of our officers, directors and controlling persons under these provisions, or otherwise, is against public policy and is unenforceable.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

Issuance of up to 1,750,000 Ordinary Shares

Upon Conversion of Convertible Debentures of

China Xiangtai Food Co., Ltd.

January 21, 2020